UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)

THE CLOROX COMPANY
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

1890541090
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Laura Stein, Esq.
Senior Vice President — General Counsel and Secretary
The Clorox Company
1221 Broadway
Oakland, California 94612-1888
(510) 271-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Linda Griggs, Esq.
Zaitun Poonja, Esq.
Heather Brookfield, Esq.
Morgan, Lewis, & Bockius LLP
Two Palo Alto Square
Palo Alto, California 94306
(650) 843-4000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$14,293,465.92	$1,529.40
*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 817,704 shares of common stock of The Clorox Company will be amended pursuant to this offer, which may not occur.

**	The filing fee was previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2006, equals $107 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

INTRODUCTORY STATEMENT
     This Amendment No. 3 (this “Amendment”) to the Tender Offer Statement on Schedule TO filed by The Clorox Company (“Clorox”) with the Securities and Exchange Commission on September 8, 2006, as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission (the “SEC”) on September 21, 2006, and Amendment No. 2 filed with the SEC on September 27, 2006, is the final amendment relating to the Offer by Clorox to amend certain outstanding options. This Amendment No. 3 reports the result of the Offer.
ITEM 4. TERMS OF THE TRANSACTION.
(a)	Material Terms
     The Offer expired at 11:59 p.m. Pacific Daylight Time on October 6, 2006. Pursuant to the Offer, Clorox has accepted for amendment certain options to purchase 805,114 shares of our common stock, representing approximately 99.2 % of the shares of our common stock underlying all option grants that were eligible for amendment in the Offer. Subject to and in accordance with the terms of the Offer, we amended such options to increase the exercise price of the option shares to $45.87 per share. Participants whose options have been amended in accordance with the Offer have been made promises to pay special cash bonuses in the aggregate amount of up to $499,170.68, to compensate them for the higher exercise price per share in effect for their amended options.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

The Clorox Company
By:	/s/ Laura Stein
Laura Stein
Senior Vice President — General Counsel and Secretary
Date:	October 10, 2006